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[CRAY LOGO]


Edgar Correspondence

                                                                  April 11, 2006


Ms. Barbara C. Jacobs
Assistant Director
Division of Corporation Finance
Room 4561
U.S. Securities and Exchange Commission
Washington, D.C.  20549

Re:     Cray Inc.
        Preliminary Proxy Statement filed March 10, 2006
        File No.  0-26820

Dear Ms. Jacobs:

    This letter responds to your letter dated March 16, 2006, regarding the staff's review of our preliminary proxy statement. The responses below follow the numbering used in your March 16, 2006, letter.

1.      Unresolved Comments re Form 10-K for year ended December 31, 2004.
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        Following receipt of your March 16, 2006, letter, we received a letter dated March 31, 2006, from Ms. Kathleen Collins, Accounting Branch Chief, which resolved all comments except one new comment regarding our Form 12b-25, filed March 17, 2006. We are responding to that comment; in any event, we believe the underlying issue must be resolved prior to our filing our Form 10-K for the year ended December 31, 2005, and the mailing of our definitive proxy statement for our 2006 Annual Meeting.

2.      Proposal 2.
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        We considered fully the application of Rule 13e-3 with respect to our proposal for a one-for-four reverse stock split, and found it inapplicable. We have approximately 780 holders of record of our stock, and based on the records of our transfer agent the proposal as it presently stands may terminate the interests of no more than 8 holders of record. We reviewed the requirements of continued listing on the Nasdaq National Market System and we believe that, following the proposal, we will be in compliance with those requirements. Accordingly the proposed transaction has neither a reasonable likelihood nor the purpose of producing either of the effects described in Rule 13e-3(a)(3)(ii).

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        We will include in the discussion regarding Proposal 2, under the heading "Principal Effects of a Reverse Stock Split - Common Stock," in the definitive proxy statement the following sentence: "The proposed reverse stock split is not a first step in a `going-private' transaction."

     We acknowledge that:

     o The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

     o Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

     o The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     We understand that the Division of Enforcement has access to all information we provide to the staff of the Division of Corporation Finance in connection with your review of our filing or in response to your comments on our filing.

    Please contact me (phone: 206-701-2091, facsimile: 206-701-2218;
email: ken@cray.com) if you have any further comments or require additional information.


                                            Yours truly,

                                            /s/ Kenneth W. Johnson
                                            -----------------------
                                            Kenneth W. Johnson
                                            Senior Vice President and
                                              General Counsel



cc.     L. John Stevenson, Jr., Esq., Stoel Rives LLP
        Daniel Lee, Division of Corporation Finance







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